SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Interest on Own Capital’s Credit Announcement” dated on September 30, 2009.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Interest on Own Capital’s Credit Announcement

September 30, 2009 (01 page)

For further information, please contact:

Norair Ferreira do Carmo
TELESP, São Paulo - Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(Sao Paulo – Brazil; September 30, 2009) – Telecomunicações de São Paulo S. A. – Telesp (NYSE: TSP; BOVESPA: TLPP) announces to its shareholders that the Board of Directors, at its meeting held on September 30, 2009, deliberated the credit of Interest on Own Capital related to the fiscal year of 2009, in accordance to the article 28 of the Company’s Bylaws, the article 9 of the Law# 9,249/95 and Instruction# 207/96 of CVM, in the amount of R$400,000,000.00 (four hundred million reais), subject to withholding tax of 15%, resulting in a net amount of R$340,000,000.00 (three hundred and forty million reais), according to the following table.

Amount per share (R$)	Immune or Exempt Legal Entities (Gross Value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net Value)
Common Shares	0.741338343326	0.111200751498	0.630137591828
Preferred Shares(*)	0.815472177659	0.122320826648	0.693151351011

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

The correspondent credit will be accounted by the Company on September 30, 2009 on individual basis for each shareholder and in accordance to the shareholder registry book position by the end of the day, on September 30, 2009. As of October 01, 2009 the shares will be considered as “ex-Interest on Own Capital”. The payment will be made in a date to be published in a new Announcement. In accordance to the article 28 of the Company’s Bylaws, such Interest on Own Capital may be charged to the mandatory minimum dividend for the fiscal year of 2009, ad referendum of the General Shareholders’ Meeting. The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until October 15, 2009 to the “Gerenciamento de Ações Escriturais” of Banco ABN AMRO Real S.A., the depositary bank, located at Rua Hungria, 1400 – 3rd floor – CEP: 01455-000 – Jardim Europa – São Paulo – SP.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	September 30, 2009	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director